Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934 (Amendment No.
)*

Galagen Inc.
(Name of Issue)

COMMON
 (Title of Class of Securities)

362913105
(Cusip number)

Check the following box if a fee is being paid with this
statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the
remainder of this cover page shall
not be deemed
to be "filed" for the purpose of
Section 18 of the Securities
Exchange Act of
1934 ("Act") or otherwise subject
to the liabilities in that section
of the Act
but shall be subject to all other
provisions of the Act (however, see
the
Notes).

(Continued on the following page(s)
Cusip Number:    362913105
13G


1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a
group:  (a)
[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:
Delaware
5.   Sole voting power: 13541
6.   Shared voting power:0
7.   Sole Dispositive power: 13541
8.   Shared dispositive power: 0
9.   Aggregate amount beneficially
owned by each
reporting
person: 13541
10.  Percent of class represented
by amount in Row 9: 0 11.  Type of
Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:
Galagen Inc..
     (b)  Address of Issuer's
Principal Executive Offices: 4001
Lexington Avenue North Arden Hills,
MN  55126-2998
Item 2.   (a)  Investment Advisors,
Inc.
      (b)  3700 First Bank Place,
                 Box 357,
                 Minneapolis, MN
55440
     (c)  Delaware
     (d)  Title of Class of
     Securities:  Common (e)  Cusip
     Number: 362913105

Item 3    (e)  Investment Advisor
registered
under Section
203 of the
          Investment Advisors Act
of 1940.
Item 4.   (a)  Amount beneficially
owned: 13541
     (b)  Percent of Class: 0
  (c)  Number of shares as to which
                      such person
                      has:
13541

     (I)  Sole power to vote: 13541
     (ii) Shared power to vote:0
     (iii)     Sole power to dispose
or direct
disposition
of: 13541
   (iv) Shared power to dispose or
               direct
disposition of:0

Item 5.        If this statement is
being filed
to report
the fact that as of
the date hereof the reporting person
has ceased to be the
beneficial owner of more than five
percent of the class of
securities, check the following: [X]

Item 6.The shares referred to in
this filing are held by various
custodian banks for various clients
of Investment Advisors, Inc.
None of the individual clients or
custodian banks holds more
   than 5% or more of the shares.
Item 7.        Not applicable.
Item 8. Not applicable.
Item 9.        Not applicable.
Item 10.       Certification

By signing below I certify that, to
the best of my knowledge and belief,
the
securities referred to above were
acquired in the ordinary course of
business
and were not acquired for the
purpose of and do not have the
effect of changing
or influencing the control of the
issuer of such securities and were
not
acquired in connection with or as a
participant in any transaction
having such
purposes or effect.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify
that the infraction set forth in
this statement is true, complete
and correct.

Date:  1/5/99/s/  Kelly Thomas
Coughlin

Kelly Thomas
Coughlin
Vice President
Director of
Compliance